December 20, 2024

Amihay Hadad
Chief Executive Officer
Viewbix Inc.
3 Hanehoshet St.
Building B, 7th floor,
Tel Aviv, Israel 5268104

       Re: Viewbix Inc.
           Form 10-K for the Year Ended December 31, 2023
           Filed March 25, 2024
           Form 10-Q for the Quarter Ended September 30, 2024
           Filed November 19, 2024
           File No. 000-15746
Dear Amihay Hadad:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023
Liquidity and Capital Resources, page 52

1. We note your discussion of cash flows repeats line items in the statement of cash flows, but does not provide investors with insight as to underlying reasons for changes. In future filings, please revise and expand your disclosure to provide such insight in accordance with Item 303(b) of Regulation S-K.
Item 9A Controls and Procedures, page 56

2. We note that your disclosure controls and procedures were not effective as of
       December 31, 2022, and that there appears to be no representation on page 55 about the effectiveness of Disclosure Controls and Procedures as of December 31, 2023. In
       future filings, please provide management's assessment regarding the effectiveness of
 December 20, 2024
Page 2

       both the Company's disclosure controls and procedures and internal control over financial reporting as of the end of the most recent fiscal year in accordance with Item
       9A of Form 10-K.


Form 10-Q for the Quarter Ended September 30. 2024
Financial Statements
Notes to Interim Condensed Consolidated Financial Statements
Note 5: Goodwill and Intangible Assets, Net, page 19

3. Tell us how you considered the need to evaluate the recovery of your customer relations and technology intangible assets as of September 30, 2024 in light of the adverse impacts due to industry technological changes and your loss of customers.
       Refer to ASC 350-30-35-14 and ASC 360-10-35-21.
Management's Discussion and Analysis
Results of Operations, page 42

4. We note continuing material decline of Gix Media Search Platform revenues. In future filings, quantify direct model search referral and revenue losses due to changes and updates to browser technologies. Please also quantify how the number of indirect model searches received from third party strategic partners has changed between periods. Address known trends and uncertainties that are expected to have a material impact on these sources of revenues. Refer to Item 303(c) of Regulation S-K.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joseph Kempf at 202-551-3352 or Lisa Haynes Etheredge at 202-551-
3424 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology